 Exhibit 4.1

FIRST AMENDMENT TO WARRANT AGENCY AGREEMENT

THIS FIRST AMENDMENT TO WARRANT AGENCY AGREEMENT made as of May 1, 2018 (this “Amendment”), amends that certain Warrant Agency Agreement, dated September 29, 2017 (the “Warrant Agreement”), between Ritter Pharmaceuticals, Inc., a Delaware corporation, with offices at 1880 Century Park East, Suite 1000, Los Angeles, CA 90067 (the “Company”), and Corporate Stock Transfer, with offices at 3200 Cherry Creek South Drive, Suite 430, Denver, Colorado 80209 (the “Warrant Agent”). Capitalized terms that are used and not defined in this Amendment shall have the meanings assigned to them in the Warrant Agreement.

WHEREAS, on March 23, 2018, the Company effected a 1-for-10 reverse stock split (the “Reverse Stock Split”) of the Company’s issued and outstanding common stock, par value $0.001 per share (the “Common Stock”);

WHEREAS, Section 4.1.2 of the Warrant Agreement provides if at any time after the Issuance Date the Company combines (by any stock split, stock dividend, recapitalization, reorganization, scheme, arrangement or otherwise) its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased, effective at the close of business on the date the subdivision or combination becomes effective;

WHEREAS, Section 9.8 of the Warrant Agreement provides that the Warrant Agency Agreement may be amended by the parties thereto without the consent of any Holder for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provisions contained herein or adding or changing any other provisions with respect to matters or questions arising under the Warrant Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the Holders; and

WHEREAS, the parties to the Warrant Agreement have determined that it is in the best interests of the Company and the Holders to amend the Warrant Agreement to clarify the impact of certain adjustments to the Warrant resulting from the Reverse Stock Split as contemplated by Section 4.1.2 of the Warrant Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements herein contained, and intending to be legally bound hereby, the Company and the Warrant Agent hereby agree as follows:

1. Amendment to Section 3.1. Section 3.1 of the Warrant Agreement shall be amended to read in its entirety as follows:

“3.1 Exercise Price. Each Warrant shall, when countersigned by the Warrant Agent, entitle the Holder subject to the provisions of such Warrant and of this Warrant Agreement, to purchase from the Company the number of shares of Common Stock stated therein (subject to adjustments as described herein), at the price of $4.40 per share, subject to the subsequent adjustments provided in Section 4 hereof. The term “Exercise Price” as used in this Warrant Agreement refers to the price per share at which Common Stock may be purchased at the time a Warrant is exercised.”

2. Amendment to Section 3.3.4. Section 3.3.4 of the Warrant Agreement shall be amended to read in its entirety as follows:

“3.3.4. No Fractional Exercise. Warrants may only be exercised in multiples of 10 such that a whole number of Warrant Shares is issuable upon exercise; provided, however, that a Holder holding less than 10 Warrants but at least five Warrants may request the exercise of all of its remaining Warrants (the “Remaining Warrants”). In such case, the number of Warrant Shares to be issued upon the exercise of such Remaining Warrants shall be rounded up to one Warrant Share. If fewer than all of the Warrants evidenced by a Warrant Certificate are exercised, a new Warrant Certificate for the number of unexercised Warrants remaining shall be executed by the Company and countersigned by the Warrant Agent as provided in Section 2 of this Warrant Agreement, and delivered to the Holder at the address specified on the books of the Warrant Agent or as otherwise specified by such Holder. If fewer than all of the Warrants evidenced by a Book-Entry Warrant Certificate are exercised, a notation shall be made to the records maintained by the Depository, its nominee for each Book-Entry Warrant Certificate, or a Participant, as appropriate, evidencing the balance of the Warrants remaining after such exercise.”

3. Amendment to Section 3.3.7(ii). Section 3.3.7(ii) of the Warrant Agreement shall be amended to read in its entirety as follows :

“(ii) If a Restrictive Legend Event has occurred and no exemption from the registration requirements is available, the Warrants shall only be exercisable on a cashless basis. Notwithstanding anything herein to the contrary, the Company shall not be required to make any cash payments or net cash settlement to the Holder in lieu of issuance of the Warrant Shares. Upon a “cashless exercise,” the Holder shall be entitled to receive a certificate (or book entry) for the number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = the VWAP on the Business Day immediately preceding the date on which the Holder elects to exercise the Warrant by means of a “cashless exercise,” as set forth in the applicable Election to Purchase;

(B) = the Exercise Price of the Warrant, as it may have been adjusted hereunder; and

(X) = the number of Warrant Shares that would be issuable upon exercise of the Warrant in accordance with the terms of the Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If, by reason of any exercise of a Warrant on a “cashless basis,” the Holder would receive a fractional interest in a Warrant Share, the Warrant Shares to be issued on such cashless exercise shall be rounded up or down, as applicable, to the nearest whole number.

If Warrant Shares are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the Warrant Shares shall take on the registered characteristics of the Warrants being exercised. The Company agrees not to take any position contrary to this Section 3.3.7.

Upon receipt of an Election to Purchase for a cashless exercise, the Warrant Agent will promptly deliver a copy of the Election to Purchase to the Company to confirm the number of Warrant Shares issuable in connection with the cashless exercise. The Company shall calculate and transmit to the Warrant Agent, and the Warrant Agent shall have no obligation under this section to calculate, the number of Warrant Shares issuable in connection with the cashless exercise.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on NYSE AMEX, the NASDAQ Capital Market, the NASDAQ Global Market, the NASDAQ Global Select Market or the New York Stock Exchange (each, a “Trading Market”), the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a trading day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time) on any day that the Trading Market on which the Common Stock is then listed is open for trading), (b) the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the OTC Bulletin Board, (c) if the Common Stock is not then listed or quoted for trading on the OTC Bulletin Board and if prices for the Common Stock are then reported in the “Pink Sheets” published by OTC Markets, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.”

4. Amendment to Paragraph 1 of the Form of Warrant Certificate. The first paragraph of the Form of Warrant Certificate attached as Exhibit A to the Warrant Agreement shall be amended to read in its entirety as follows:

“This certifies that ________________________ or registered assigns is the registered holder (the “Holder”) of _____________________ warrants to purchase certain securities (each a “Warrant”). Each Warrant entitles the Holder, subject to the provisions contained herein and in the Warrant Agreement (as defined below), to purchase from Ritter Pharmaceuticals, Inc., a Delaware corporation (the “Company”), one-tenth of a share (collectively, the “Warrant Shares”) of Common Stock, par value $0.001 per share, of the Company (“Common Stock”), at the Exercise Price set forth below. The price per share at which each Warrant Share may be purchased at the time each Warrant is exercised (the “Exercise Price”) is $4.40, subject to adjustments as set forth in the Warrant Agreement (as defined below).”

5. Amendment to Paragraph 6 of the Form of Warrant Certificate. The sixth paragraph of the Form of Warrant Certificate attached as Exhibit A to the Warrant Agreement shall be amended to read in its as follows:

Warrants may only be exercised in multiples of 10 such that a whole number of Warrant Shares is issuable upon exercise; provided, however, that a Holder holding less than 10 Warrants but at least five Warrants may request the exercise of all of its remaining Warrants. In such case, the number of Warrant Shares to be issued upon the exercise of such remaining Warrants shall be rounded up to one Warrant Share. If fewer than all of the Warrants evidenced by this Warrant Certificate are exercised, a new Warrant Certificate for the number of Warrants remaining unexercised shall be executed by the Company and countersigned by the Warrant Agent as provided in Section 2 of the Warrant Agreement, and delivered to the Holder at the address specified on the books of the Warrant Agent or as otherwise specified by such Holder.”

6. Binding Effect. Except to the extent expressly provided herein, the Warrant Agreement shall remain in full force and effect in accordance with its terms. This Amendment shall be governed by and construed as one with the Warrant Agreement, and the Warrant Agreement shall be read and construed so as to incorporate this Amendment.

7. Applicable Law. The validity, interpretation, and performance of this Amendment shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenience forum. Any such process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 9.2 of the Warrant Agreement. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim.

8. Counterparts. This Amendment may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, this First Amendment to Warrant Agency Agreement has been duly executed by the parties hereto as of the day and year first above written.

RITTER PHARMACEUTICALS, INC.

By:	/s/ Andrew J. Ritter
Name:	Andrew J. Ritter
Title:	Founder & President

CORPORATE STOCK TRANSFER, INC.

By:	/s/ Shari Humpherys
Name:	Shari Humpherys
Title:	Ops Manager